Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2014	2013	2012	2011	2010	2009
	Thousands of Dollars
Net Income	$47,897	$116,973	$101,342	$65,470	$85,334	$108,260	$90,688
Add:
Income Tax Expense	28,080	73,157	47,986	39,109	52,000	59,936	54,220
Interest Expense, net(1)	36,552	76,423	80,793	91,295	93,786	93,465	89,715
Estimated Interest Portion of Rental Expense(2)	401	822	842	611	795	72	106
Total Earnings before Taxes and Fixed Charges	$112,930	$267,375	$230,963	$196,485	$231,915	$261,733	$234,729
Fixed Charges:
Interest Expense (before deducting capitalized interest)(3)	$45,058	$88,701	$85,591	$93,077	$95,859	$95,345	$91,467
Estimated Interest Portion of Rental Expense	401	822	842	611	795	72	106
Total Fixed Charges	$45,459	$89,523	$86,433	$93,688	$96,654	$95,417	$91,573
Ratio of Earnings to Fixed Charges	2.484	2.987	2.672	2.097	2.399	2.743	2.563

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, and 2009 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods. Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.
(3) Excludes recognition of Allowance for Borrowed Funds Used During Construction.